Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: October 17, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 16, 2006 Page 1 of 1

Nomination Committee for Electrolux Annual General Meeting 2007
The Annual General Meeting of AB Electrolux will be held on April 16, 2007, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
In accordance with the decision by the Annual General Meeting in April 2006, Electrolux shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Electrolux Board.
Börje Ekholm, President and CEO of Investor, is the Chairman of the Nomination Committee. The other members are Ramsay J. Brufer, Alecta Mutual Pension Insurance, Carl Rosén, Second Swedish National Pension Fund, Annika Andersson, Fourth Swedish National Pension Fund and Michael Treschow, Chairman of Electrolux.
The Nomination Committee will prepare proposals for the AGM in 2007, including Chairman of the AGM, Board members, Chairman of the Board, remuneration for Board members and the Nomination Committee for the following year.
Shareholders who wish to submit proposals to the Nomination Committee should send an email to nominationcommittee@electrolux.com
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.

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